Exhibit 99.(d)(2)(W)(ii)

FIRST AMENDMENT TO

AMERICAN BEACON FUNDS

INVESTMENT ADVISORY AGREEMENT

This Amendment to the American Beacon Funds Investment Advisory Agreement (“Amendment”) is made this 5th day of April, 2018 by and among American Beacon Funds, a Massachusetts Business Trust (the “Trust”), American Beacon Advisors, Inc., a Delaware Corporation (the "Manager"), and Ionic Capital Management LLC, a Delaware limited liability company (the "Adviser");

WHEREAS, the Manager and Adviser entered into an Investment Advisory Agreement dated as of June 22, 2015 (as amended, supplemented, restated or otherwise modified, the “Agreement”), and

WHEREAS, the parties desire to amend certain provisions of the Agreement, as more particularly set for the below.

NOW, THEREFORE, in consideration of mutual covenants herein contained, the parties hereto agree as follows:

1. Amendment to the Agreement

Under Section 4. Compensation of the Adviser, delete the first paragraph in its entirety and replaced with the following paragraph to reflect the correct calculation language of “average daily net assets.”

4. Compensation of the Adviser. For the services to be rendered by the Adviser as provided in Sections 1, 2, and 3 of this Agreement, the Trust shall pay to the Adviser compensation at the rate specified in Schedule(s) attached hereto and made a part of this Agreement. Such compensation shall be accrued daily and paid to the Adviser monthly in arrears, and the Trust shall calculate the fee by applying the annual percentage rate(s) as specified in the attached Schedule(s) to the average daily net assets of the specified Funds during the relevant month. Solely for the purpose of calculating the applicable annual percentage rates specified in the attached Schedule(s), there shall be included such other assets as are specified in said Schedule(s). The Trust, acting on behalf of the Fund, is solely responsible for the payment of fees to the Adviser.

2. Miscellaneous

(a)          Except as expressly amended by this Amendment, all provisions of the Agreement shall remain in full force and effect. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

(b)          This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

Ionic Capital Management LLC		American Beacon Advisors, Inc.
/s/ John Richardson		/s/ Jeffrey K. Ringdahl
By:	John Richardson	By:	Jeffrey K. Ringdahl
Title:	Chief Operating Officer and General Counsel	Title:	President and Chief Operating Officer

American Beacon Funds
/s/ Gene L. Needles, Jr.
By:	Gene L. Needles, Jr.
Title:	President
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